

Mail Stop 3561

November 28, 2008

Connie Kondik, Esq.
General Counsel
EZCORP, Inc.
1901 Capital Parkway
Austin, TX 78746

> **Re: EZCORP, Inc.**
> **Amendments No. 1 and 2 to Registration Statement on Form S-4**
> **Filed November 4, 2008 and November 13, 2008**
> **File No. 333-153703**
> **Registration Statement on Form S-3**
> **Filed November 14, 2008**
> **File No. 333-155394**
> **Form 8-K Filed November 6, 2008**
> **File No. 0-19424**

Dear Ms. Kondik:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendments 1 and 2 to Registrant Statement Form S-4

General

1. Please update the financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. We specifically refer you to the financial statements of Value Financial Services.

Summary, page 5

2. Please expand the disclosure here and throughout the registration statement to make clear that the Board did not request an updated fairness opinion even though the terms of the merger agreement changed such that shareholders could receive value of less than $11.00 per share.

Reasons for the Merger, page 66

3. We note your response to comment 22 in our letter dated October 24, 2008. We have reviewed your revised disclosures and it appears that you continue to have some conclusory or generalized statements concerning the reasons for or against the merger. For example, revised to explain what the "unique opportunity to enhance and expand VFS's operation" is; especially in light of the fact that VFS will be part of EZCORP and it would appear to be EZCORP's operations that would be enhanced and expanded. Similarly, explain how the merger would "provide instant market share and positioning to VFS." These are examples; please review all your disclosures in this section.

   Please confirm whether the board considered the tax treatment of the transaction in its consideration of the reasons for or against the merger. If material please include a discussion of their consideration of the tax treatment of the merger.

The Stephens Fairness Opinion, page 69

4. Please disclose, if true, that the Stephens opinion did not consider the Deficiency Guaranty and the Premium Reserve component of the transaction and also did not consider the fact that the transaction would not qualify as a tax free "reorganization."

Other Analysis, page 80

5. We note your response to comment 26 in our letter dated October 24, 2008. Please revise your disclosure to explain in greater detail how these other factors were taken into consideration by Stephens in rendering its opinion to the Board.

Unaudited Pro Forma Financial Statements, page 106

Notes to Pro Forma Combined financial Statements of EZCORP, Inc. and Subsidiaries and Value Financial Services, Inc. (Unaudited), page 112

Note A: Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2008, page 112

6. Please confirm to us that you will use $15.92 as the fair value for your shares when the final purchase price calculation is performed. Your current disclosure implies that the $15.92 per share price is used only for pro-forma presentation purposes. If you do not plan on using $15.92 as the per share price in your final purchase price allocation, please explain to us in detail how you will determine the per share price used, and tell us how your accounting complies with EITF 99-12.

7. We have reviewed your response to comments 36 and 37 in our letter dated October 24, 2008 and have the following additional comments:

   - Please tell us why you and Ernst & Young LLP's valuation specialist made a preliminary estimate that there was no fair value to VFS's customer lists and why no value was ascribed to customer relationships. Given that VFS's business is highly depended on customer loyalty and repeat business, and that approximately 80% of VFS's transactions are related to repeat customers, we are unsure why no value was ascribed to customer-related intangible assets.

   - We note that your preliminary purchase price allocation identified a favorable lease asset valued at $1.8 million. Please describe to us in more detail how you valued this asset, and tell us how you considered the guidance in paragraphs B172-B174 of SFAS 141.

   - Please confirm to us that you are using marketplace participant assumptions, rather than entity-specific assumptions, in valuing the acquired intangible assets.
   - We note that you are still in the process of valuing the net assets of VFS; however, based on the information provided to us thus far, we continue to struggle to understand why the vast majority of the purchase price is allocated to goodwill. Please explain this matter to us in more detail.

8. We have reviewed your response to comment 38 in our letter dated October 24, 2008. Please disclose to your readers more detail with respect to your pro forma adjustments for cash and debt. In doing so, please provide a detailed schedule of all the components of each item that reconciles to the net adjustment.

9. We have reviewed your response to comment 40 in our letter dated October 24, 2008 and we reissue the comment. As requested in our prior letter, please tell us how you considered paragraph 37(c)(1) of SFAS 141 in assessing the amount to record as inventory acquired. In doing so, please provide us with a table that summarizes the estimated selling prices, costs of disposal and reasonable profit allowance for your selling effort. For your disposal costs, please tell us the types of costs you include as disposal costs and differentiate your estimates of direct vs. indirect costs. Regarding your reasonable profit allowance for selling efforts, please explain how you derived the amount and why you believe it is reasonable.

Note D: Interest Expense, page 116

10. We note that your pro forma adjustments eliminate all historical interest expense recorded by VFS. Please tell us how you determined this adjustment was appropriate under Article 11 of Regulation S-X. In this regard, assuming the merger took place on October 1, 2006, it is unclear to us how you concluded it is factually supportable that the combined entity would not have needed to borrow funds for the same purposes for which VFS incurred debt during these periods. Please demonstrate to us that the combined entity would have had enough cash on hand to avoid these borrowings, or revise your pro forma adjustment to retain the combined entities' historical interest expense.

Exhibit 8.1

11. Please have counsel revise the legal opinion to indicate that the disclosure in the registration statement is the tax opinion instead of indicating that it is a fair summary of the tax consequences.

Registration Statement Form S-3

12. Please revise your S-3, as applicable, in accordance with the comments above.

Undertakings

13. Please include the undertakings required by Item 512(a)(5) of Regulation S-K.

Form 8-K Filed November 6, 2008

14. We note your use of non-GAAP earnings per-share measures in your Form 8-K filed November 6, 2008. If you choose to present non-GAAP measure in future filings, please refer to Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and disclose how management uses these non-GAAP earnings per share measures and how they provide meaning information to investors. Also, provide a reconciliation of these non-GAAP earnings per share measures to the GAAP financial measure of earnings per share.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Andrew Blume, Accountant, at (202) 551-3254 you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lee Polson, Esq.